Exhibit 99.2

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2011

The following management discussion and analysis of Western Copper and Gold Corporation (“Western” or the “Company”) is dated March 22, 2012, and provides an analysis of the Company’s results of operations for the year ended December 31, 2011.

This discussion is intended to provide investors with a reasonable basis for assessing the financial performance of the Company as well as certain forward looking statements relating to its potential future performance. The information should be read in conjunction with the Western Copper and Gold Corporation audited consolidated financial statements for the year ended December 31, 2011 and the notes thereto. Western’s accounting policies are described in note 3 of the audited consolidated financial statements for the year ended December 31, 2011. All of the financial information presented herein is expressed in Canadian dollars, unless otherwise indicated.

Western is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange Amex (“Amex”) under the symbol ‘WRN’. As at the date of this report, the Company had 93,282,503 common shares outstanding.

Additional information on the Company can be found in the Company’s Annual Information Form (“AIF”), filed with Canadian regulators on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) at www.sec.gov on Form 40-F.

The operations of the Company are highly speculative due to the high-risk nature of the mining industry. Western faces risks that are generally applicable to its industry and others that are specific to its operations. Certain key risks affecting the Company’s current and future operations are discussed in its AIF and Form 40-F. This list is not exhaustive. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. Such risk factors could materially affect the value of the Company’s assets, and future operating results of the Company and could cause actual results to differ materially from those described in the forward looking statements contained in this management discussion and analysis. Reference is made to the discussion of forward-looking statements at the end of this document.

DESCRIPTION OF BUSINESS

Western Copper and Gold Corporation is a Canadian-based publicly-traded mineral exploration company with a primary focus of advancing its Casino deposit towards production. The Casino deposit contains large amounts of gold, copper, and molybdenum in its one billion tonnes of reserves. Located in the Yukon, the Casino deposit is one of the largest undeveloped porphyry deposits in Canada.

On October 17, 2011, Western Copper Corp. (“Western Copper”) completed a plan of arrangement (the “Arrangement”) involving Western Copper and two of its subsidiaries formed on August 3, 2011 for the purposes of the Arrangement: Copper North Mining Corp. (“Copper North”), and NorthIsle Copper and Gold Inc. (“NorthIsle”). Pursuant to the Arrangement, Western Copper transferred the Carmacks Copper Project, the Redstone Project, and $2 million in cash to Copper North and the Island Copper property and $2.5 million in cash to NorthIsle in consideration for common shares of each respective company. Western Copper then changed its name to Western Copper and Gold Corp. (“Western”) and distributed the common shares of Copper North and NorthIsle to Western’s shareholders.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

For each common share of Western Copper held as at the effective date of the Arrangement, each shareholder of Western Copper received one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle. Upon closing of the Arrangement, Copper North and NorthIsle were owned exclusively by existing Western Copper shareholders.

Holders of outstanding Western Copper warrants (“Warrants”) immediately prior to the effective date are entitled to receive, upon exercise of each such Warrant at the same original exercise price and in accordance with the terms of such Warrant, one common share of Western, 0.5 of a common share of Copper North, and 0.5 of a common share of NorthIsle; all in lieu of the one Western Copper common share that was issuable upon exercise of such Warrant immediately prior to the effective date. Western is entitled to receive 77% of the proceeds from each Warrant exercised. Upon the exercise of each Warrant, 13% of the proceeds will be payable to Copper North and 10% of the proceeds will be payable to NorthIsle.

Each Western Copper stock option outstanding on the effective date (“Old Option”) was exchanged for one Western stock option (“New Option”), 0.5 of a NorthIsle stock option, and 0.5 of a Copper North stock option. The exercise price of a New Option equals that of an Old Option less the exercise price allocated to the Copper North and NorthIsle stock options. Other than the exercise price, the New Options have the same terms as the Old Options. The stock options granted by Copper North and NorthIsle as part of the Arrangement vested immediately. The expiry dates remain the same as the Old Options unless the stock option holder does not continue to participate in the respective company; in which case the stock options will expire on October 17, 2012.

The restructuring is expected to unlock the value of Western Copper’s non-core assets while allowing Western to focus on developing its large-scale Casino deposit.

PROPERTY OVERVIEW

Casino (Yukon, Canada)

In April 2011, Western announced the results of the updated pre-feasibility study on its Casino deposit. The study recommends that the project be built as an open pit mine and a mill processing 120,000 tonnes per day (“tpd”) producing an estimated average of 435,000 ounces of gold, 234 million pounds of copper, 13 million pounds of molybdenum, and 1.6 million ounces of silver per year over the first four years of production. The project is estimated to process ore over 23 years (“Life of Mine”).

The study is a major update from the one released by Western in June 2008. The new study incorporates the updated resource announced in November 2010, a 33% increase in throughput to 120,000 tpd, the use of natural gas as a power source, the recovery of silver, and improved gold recoveries. These modifications are significant factors to the study indicating an after-tax net present value (“NPV”) of $1.0 billion using a discount rate of 8% and an after-tax internal rate of return (“IRR”) of 16.2% using Long-Term metal prices.

The following disclosure summarizes the technical report entitled “Casino Project Pre-Feasibility Study Update (Revision 1)” dated May 17, 2011 prepared in accordance with National Instrument 43-101 by M3 Engineering & Technology Corporation and certain disclosures made in Western’s April 7, 2011 news release announcing the results of the pre-feasibility study which was also prepared in accordance with National Instrument 43-101.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

The financial results of the study were developed under three different metal price scenarios. Long-term prices (“Long-Term”) were based on a representative sample of analyst projections of long metal prices and Canadian to US dollar exchange rates, and adjusted to the current study’s Canadian to US dollar exchange rate of 1.0. SEC prices (“SEC”) use LME three-year historical rolling average month-end prices as at the end of March 2011. This approach is consistent with the guidance of the United States Securities and Exchange Commission and was used as the base case in the technical report. Spot prices (“Spot”) are based on spot prices on March 31, 2011.

Variation in commodity price has the most impact on the Casino Project’s IRR. The impact of variation of operating cost, variation of mill recovery, and variation of capital cost is approximately equal.

PRODUCTION AND FINANCIAL RESULTS

The following table summarizes the estimated production and financial results and provides sensitivity analysis under three commodity price scenarios. Commodity price is the only assumption that varies under each scenario presented below.

	Long-Term	SEC	Spot
Copper (US$/lb)	2.78	3.04	4.30
Molybdenum (US$/lb)	15.56	17.58	17.25
Gold (US$/oz)	1,222.22	1,061.34	1,439.00
Silver (US$/oz)	18.89	17.80	37.87
Exchange Rate (C$:US$)	1.0	1.0	1.0

IRR pre-tax (100% equity)	19.6%	19.8%	32.2%
NPV pre-tax (8% discount, $millions)	1,566	1,647	3,927

IRR after-tax (100% equity)	16.2%	16.4%	26.8%
NPV after-tax (8% discount, $millions)	963	1,018	2,621

Payback period (years)	3.3	3.3	2.1
Net Smelter Return ($/t milled)	19.33	19.80	26.84
Copper Cash Cost[1] (US$/lb)	0.06	0.21	(0.49)

Note 1 - Net of byproduct credits

More detailed sensitivity analyses may be found in the pre-feasibility study executive summary which is available on SEDAR, EDGAR, and the Company’s website.

Higher grade ore is expected to be fed to the concentrator during the first four years of the concentrator operation. This, combined with the concurrent heap leach facility operation, should result in higher yearly cash flows and other metrics during this period and contributes significantly to the project’s financial performance. The following table highlights this effect using SEC prices.

	Years 1-4	Life of Mine
Average Annual Pre-tax Cash Flow ($millions)	631	337
Average Annual After-tax Cash Flow ($millions)	576	261
Average NSR ($/t ore milled)	27.51	19.80

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

CAPITAL AND OPERATING COSTS

Total initial capital investment in the project is estimated to be $2.13 billion, which represents the total direct and indirect cost for the complete development of the project, including associated infrastructure and power plant. The following table shows how the initial capital is distributed between the various components. Sustaining capital for the project is estimated to be an additional $575 million over the life of the mine.

Estimated cost (in millions)
Mine Capital (Mine, Mill, Heap Leach, etc.)	$1,750
Power Capital (Power Plant, LNG Facility)	$260
Infrastructure Capital (Road, Port Upgrade, Airstrip)	$120
Total Initial Capital	$2,130

Mining and milling operating costs were calculated to average $9.70/tonne of ore processed over the life of mine and heap leach operating costs were calculated to average $2.96/tonne of ore leached over the life of mine.

RESOURCES AND RESERVES

The November 2010 resource estimate was used unmodified for this pre-feasibility study.

The pre-feasibility study estimates a NI 43-101 compliant proven and probable mill ore reserve of 976 million tonnes and a proven and probable heap leach ore reserve of 82 million tonnes as outlined below. Total contained metal in the combined proven & probable reserve is equal to 4.4 billion pounds of copper, 8.4 million ounces of gold, 490 million pounds of molybdenum, and 61 million ounces of silver.

	Tonnes (millions)	Copper %	Gold (g/t)	Moly (%)	Silver (g/t)
Mill Reserve
Proven Mineral Reserve	91	0.337	0.438	0.0276	2.23
Probable Mineral Reserve	885	0.189	0.217	0.0225	1.68
Total Proven & Probable (Mill)	976	0.202	0.238	0.0229	1.73

Heap Leach Reserve
Proven Mineral Reserve	30	0.052	0.494	n/a	2.88
Probable Mineral Reserve	52	0.035	0.299	n/a	2.37
Total Proven & Probable (Heap)	82	0.041	0.370	n/a	2.55

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

DEVELOPMENT PLAN

The pre-feasibility study evaluates the development of the Casino deposit as a conventional, electrified truck-shovel open pit mine. The initial development will focus on the deposit’s oxide cap as a heap leach operation to recover gold and silver in doré form. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold and molybdenum concentrates. Additionally, a pyrite rich stream from the concentrator will be leached in a Carbon in Leach (CIL) circuit for recovery of gold and silver. Key metrics of the processing plant are shown below:

	Years 1-4	Life of Mine
Strip ratio	0.51	0.72
Average Annual Metal Production
Copper (M lbs)	234	157
Gold (k ozs)	435	262
Silver (k ozs)	1,558	1,369
Molybdenum (M lbs)	13	12
Average Annual Mill Feed Grade
Copper (%)	0.310%	0.202%
Gold (g/t)	0.377	0.238
Silver (g/t)	2.113	1.727
Molybdenum (%)	0.025%	0.023%

INFRASTRUCTURE

The pre-feasibility study recommends that power be provided by a natural gas power plant, and that the natural gas be supplied to the plant by transport of liquefied natural gas (“LNG”). The study assumes that LNG is sourced from the Kitimat LNG facility scheduled to begin shipping LNG in 2015.

Transportation of concentrate and material will require extending the existing Freegold Road to the east of the mine. Concentrates are expected to be stored and loaded on ships via upgraded facilities provided by the Port of Skagway, Alaska. The project operating cost estimate includes the anticipated concentrate handling service charges based on use of the upgraded facilities.

OPPORTUNITIES

The economics of the pre-feasibility study do not take into account these opportunities for improvement:

  Conversion of the 1.7 billion tonnes of inferred resource to the measured and indicated category;
  Increasing the overall resource;
  Third party ownership/operation of the power plant; and
  Shared costs on the Freegold Road extension and other infrastructure.

Based on the positive results of the Casino pre-feasibility study, Western has initiated work towards a full feasibility study, including metallurgical work and power supply studies. The feasibility study is expected to be completed near the end of 2012.

Western is working towards submitting its application for environmental assessment under the Yukon Environmental and Socioeconomic Assessment Act, the first step required to permit the Casino project.

Should Western make a production decision on the property, it is required to make a cash payment of $1 million to a third party. Production on the claims is also subject to a 5% net profits interest.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED ANNUAL FINANCIAL INFORMATION

The following annual information has been extracted from the Company’s audited annual consolidated financial statements.

As at and for the year ended	31-Dec-11	31-Dec-10	31-Dec-09[1]
	$	$	$

Loss and comprehensive loss	22,005,813	4,037,115	1,860,157
Loss per share – basic and diluted	0.24	0.05	0.02
Exploration and evaluation assets	42,114,531	73,402,621	72,790,644
Cash, cash equivalents, and short-term investments	9,465,568	23,636,895	13,667,179
Total assets	52,114,445	97,449,751	86,876,176

Note 1: Information for 2009 is presented in accordance with Canadian GAAP and was not required to be restated to IFRS.

The discussion below analyzes the fluctuations in the annual figures presented. Because figures reported under Canadian GAAP (i.e. 2009) may not be comparable to the results reported under IFRS, they have been excluded from the discussion.

Loss and comprehensive loss

The significant increase in loss and comprehensive loss reported for the year ended December 31, 2011, as compared to the previous year, is largely due to the $19.7 million loss on distribution recorded as a result of the plan of arrangement completed on October 17, 2011 (the “Arrangement”). Refer to Results of Operations, below, for more details.

Exploration and evaluation assets

The decrease in exploration and evaluation assets is due to the Arrangement noted above. Pursuant to the Arrangement, Western transferred the Carmacks Copper Project and the Redstone Project to Copper North and the Island Copper property to NorthIsle. As a result, the Company reduced the carrying value of its exploration and evaluation assets by the carrying value of the transferred properties.

Cash, cash equivalents, and short-term investments

Cash decreased significantly during the year ended December 31, 2011 because the Company continues to spend cash to fund ongoing operations that increase the carrying value of its exploration and evaluation assets. In addition, pursuant to the Arrangement, the Company transferred $2 million to Copper North and $2.5 million to NorthIsle on October 17, 2011. The cash, cash equivalents and short-term investment balances were larger than usual on December 31, 2010 because the Company received gross proceeds of approximately $23 million from a public financing completed on December 22, 2010.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following quarterly information has been extracted from the Company’s unaudited interim consolidated financial statements.

As at and for the quarter ended	31-Dec-11	30-Sep-11	30-Jun-11	31-Mar-11
	$	$	$	$

Loss and comprehensive loss	19,096,053	1,473,417	748,943	687,400
Loss per share – basic and diluted	0.21	0.02	0.01	0.01
Exploration and evaluation assets	42,114,531	81,619,696	76,515,156	74,414,221

Cash, cash equivalents, and short-term investments	9,465,568	16,821,163	21,915,277	22,080,673
Total assets	52,114,445	99,185,859	99,092,973	96,875,640

As at and for the quarter ended	31-Dec-10	30-Sep-10	30-Jun-10	31-Mar-10
	$	$	$	$

Loss and comprehensive loss	665,986	573,719	775,448	2,021,962
Loss per share – basic and diluted	0.01	0.01	0.01	0.03
Exploration and evaluation assets	73,402,621	72,379,788	68,966,311	63,449,304
Cash, cash equivalents, and short-term investments	23,636,895	3,728,713	8,232,576	10,798,525
Total assets	97,449,751	76,573,391	77,760,883	75,075,934

Loss and comprehensive loss

Of the figures noted above, only the loss for the three months ended December 31, 2011, September 30, 2011 and March 31, 2010 are significantly different than what would be expected.

For the three months ended December 31, 2011 Western reported a net loss of $19.1 million. The loss was greater than in other quarters presented because the Company incurred a loss on distribution of $19.7 million as a result of the Arrangement. This loss was somewhat offset by an income tax recovery of $1.95 million. Other higher than normal costs include $161,000 in plan of arrangement costs and $686,000 in share-based payments. The amount allocated to share-based payments was larger than usual during the quarter as a result of the amount and valuation of stock options granted in the July 2011.

The losses incurred during the three months ended September 30, 2011 are due to share-based payments and costs relating to Arrangement. The Company recorded $473,000 in share-based payments as a result of the stock option grant in July 2011. The Company also incurred $520,000 relating to the plan of arrangement during the three months ended September 30, 2011. There were no such costs in previous quarters.

During the quarter ended March 31, 2010, the Company reported a net loss of $2.02 million because of a significant income tax expense. During the quarter in question, Western renounced exploration expenditures relating to flow-through shares issued in 2009. As a result, the Company recorded an income tax expense of $1.26 million. This turned a loss of $762,000 into a loss of $2.02 million. If it were not for the income tax expense, the loss figure for the three months ended March 31, 2010 would have been comparable to the other quarterly loss figures.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

Exploration and evaluation assets

As of December 31, 2011 Western no longer held the Carmacks Copper Project, the Redstone Project or the Island Copper property due to a plan of arrangement completed on October 17, 2011. The decrease in exploration and evaluation assets is a result of the distribution of these assets at their carrying value. The Company will now focus its efforts on advancing the Casino Project.

Prior to the three months ended December 31, 2011 the Company incurred expenditures that increased the carrying value to its mineral properties. As a result, the carrying value of exploration and evaluation assets increased in every quarter presented above. Because most of the field work relating to Western’s Yukon assets is performed from April to October, the carrying value of exploration and evaluation assets typically sees larger increases during the second and third quarters of each year.

Cash, cash equivalents, and short-term investments

Cash decreased significantly during the three months ended December 31, 2011 as a result of the plan of arrangement where the Company transferred $2 million to Copper North and $2.5 million to NorthIsle. Cash continues to fund ongoing operations that increase the carrying value of the Company’s exploration and evaluation assets. This has led to a decrease in cash, cash equivalents and short-term investments in the quarters presented above with the exception of the three months ended December 31, 2010. Cash, cash equivalents and short-term investments increased in that quarter because the Company received gross proceeds of approximately $23 million from a public financing completed on December 22, 2010.

Total assets

Total assets decreased significantly during the three months ended December 31, 2011 due to the plan of arrangement completed on October 17, 2011. As a result of the transaction, Western transferred certain assets to other companies. Consequently exploration and evaluation assets decreased by $41 million and cash decreased by $4.5 million.

Because most dollars spent in all other quarters presented are capitalized to exploration and evaluation assets, there is no significant impact on total assets other than financings. Total assets increased during the three months ended December 31, 2010 when the Company completed a public financing. Otherwise, the total assets figure has remained relatively constant in the quarters presented.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

RESULTS OF OPERATIONS

	Year Ended		Three Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
	$	$	$	$
CORPORATE EXPENSES
Accounting and legal	328,142	173,422	62,063	34,644
Filing and regulatory fees	246,569	80,882	19,500	4,552
Office and administration	2,617,657	2,116,235	961,109	541,119
Shareholder communication	584,790	462,391	138,975	99,662

LOSS BEFORE TAXES AND OTHER ITEMS	3,777,158	2,832,930	1,181,647	679,977

OTHER ITEMS
Plan of arrangement costs	681,036	-	161,400	-
Foreign exchange	3,180	1,735	797	430
Interest income	(245,054)	(57,686)	(37,284)	(14,421)
Loss on distribution	19,734,629	-	19,734,629	-

LOSS BEFORE TAXES	23,950,949	2,776,979	21,041,189	665,986

Income tax expense (recovery)	(1,945,136)	1,260,136	(1,945,136)	-

LOSS AND COMPREHENSIVE LOSS	22,005,813	4,037,115	19,096,053	665,986

Western incurred a loss of $22 million ($0.24 per common share) for the year ended December 31, 2011 compared to a loss of $4.0 million ($0.05 per common share) over the same period in 2010. The scale and nature of the Company’s administrative activity have remained consistent throughout 2010 and 2011, but a number of significant items led to the difference in the loss figures.

The large loss figure reported for the year ended December 31, 2011 is in large part due to the $19.7 million loss on distribution recorded as a result of the plan of arrangement completed on October 17, 2011 (the “Arrangement”). Pursuant to the Arrangement, the Company transferred certain assets to Copper North and NorthIsle. The transaction was recorded as a distribution of assets with the fair value of the common shares distributed representing the proceeds and the carrying value of the distributed assets representing the cost of the distribution.

The fair value was determined by multiplying the amount of common shares distributed by the closing price of those common shares on October 24, 2011, the first day that NorthIsle and Copper North traded on the TSX Venture Stock Exchange.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

The following summary provides further information on the determination of the loss on distribution:

	Copper North	NorthIsle	Total

Number of common shares distributed	46,501,281	46,501,281	46,501,281
Closing price on October 24, 2011	$0.335	$0.22	$0.555
Fair value of common share distribution	$15,577,929	$10,230,282	$25,808,211

Distributed assets:	$	$	$
Carmacks	17,143,325	-	17,143,325
Redstone	9,346,398	-	9,346,398
Island Copper	-	14,553,117	14,553,117
Cash	2,000,000	2,500,000	4,500,000

Carrying value of distributed assets	28,489,723	17,053,117	45,542,840
LOSS ON DISTRIBUTION	12,911,794	6,822,835	19,734,629

The Company also incurred $681,000 in costs related to the Arrangement during 2011. These expenses consisted primarily of legal and other professional fees. There was no such cost in 2010.

Western recorded income tax expense of $1.26 million in 2010 as a result of renouncing exploration expenditures related to the two flow-through unit financings that the Company completed in 2009. In 2011, the Company eliminated its deferred income tax liability balance as a result of the Arrangement. As a result, it recorded an income tax recovery of $1.95 million during the year.

Accounting and legal expenses have increased significantly for the year ended December 31, 2011 as compared to the previous year because of professional fees incurred in 2011 to investigate the benefits of completing the Arrangement. The Company also incurred increased legal fees relating to listing on the NYSE Amex, as well as increased auditor fees relating to the transition to International Financial Reporting Standards.

Filing and regulatory fees have substantially increased in 2011 as compared to 2010 because Western listed on the NYSE Amex in February 2011. The listing fees associated with the NYSE Amex in 2011 totaled $103,000. The Company also experienced higher TSX fees in the current year as a result of an increase in market capitalization in 2010.

The Company’s office and administration expenses increased by $514,000 in 2011 as compared to the previous year. Share-based payments allocated to this line item were $853,000 greater than in 2010. The increase in share-based payments was offset by a decrease in wages and benefits of $137,000 and the fact that Western made a share donation valued at $118,000 in early 2010. Wages and benefits decreased due to reduced head count. There was no share donation in 2011.

In 2011, Western’s shareholder communication costs increased by $122,000 over the prior year. This was in large part due to an increase in share-based payment.

Interest income has increased significantly during the year ended December 31, 2011 as compared to 2010 as a result of larger cash, cash equivalent, and short-term investment balances. The increase in interest bearing balances was due in large part to the $23 million financing that the Company completed in December 2010.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

Western incurred a net loss of $19.1 million ($0.21 per common share) for the three months ended December 31, 2011 compared to a net loss of $666,000 ($0.01 per common share) for the three months ended December 31, 2010. A number of significant items led to the difference in the loss figures.

Western recorded the loss on distribution of $19.7 million, discussed above, in the fourth quarter. In addition, the Company incurred $161,000 in costs relating to the Arrangement during the three months ended December 31, 2011. These amounts were offset by the $1.95 million income tax recovery which resulted from the Arrangement.

Office and administration expenses have increased by $420,000 during the three months ended December 31, 2011 as compared to the same period in the previous year. The primary reason for this increase is that share-based payments for the three month ended December 31, 2011 was $521,000 higher than it was during the same quarter in 2010 as a result of the stock option grant to employees and directors in July 2011. The increase in share-based payments was partially offset by a decrease in rent and general administrative expenses.

Western’s shareholder communication costs increased by $40,000 for the three months ended December 31, 2011 over 2010. This was in large part due to increases in share-based payments. Travel also increased in the fourth quarter of 2011 as the Company promoted the plan of arrangement.

LIQUIDITY AND CAPITAL RESOURCES

	Year Ended		Three Months Ended
	December 31,		December 31,
	2011	2010	2011	2010
	$	$	$	$
CASH PROVIDED BY (USED IN)
Operating activities	(2,975,224)	(2,339,148)	(476,546)	(506,619)
Financing activities	(2,089,631)	24,784,204	(4,500,000)	21,866,778
Investing activities	4,797,293	(24,250,489)	4,543,861	(21,457,733)
DECREASE IN CASH AND CASH EQUIVALENTS	(267,562)	(1,805,433)	(432,685)	(97,574)

Cash and cash equivalents – beginning	1,630,698	3,436,131	1,795,821	1,728,272
CASH AND CASH EQUIVALENTS	1,363,136	1,630,698	1,363,136	1,630,698

In addition to its cash and cash equivalents, the Company had $8.1 million in short-term investments as at December 31, 2011. As at December 31, 2010, cash, cash equivalents, and short-term investments totaled $23.6 million. The decrease in working capital is mostly due to the Company’s continued permitting and exploration work on its mineral properties as well as general administrative expenses and costs and transfers relating to the plan of arrangement completed in the fourth quarter of 2011.

Cash and cash equivalents comprise cash deposits held at banks. Short-term investments consist of Guaranteed Investment Certificates (“GIC”) from Canadian chartered banks that are cashable at the Company’s discretion without penalty.

Western is an exploration stage enterprise. As at December 31, 2011, the Company has not earned any production revenue. It depends heavily on its working capital balance and its ability to raise funds through capital markets to finance its operations.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

Based on its current estimates, management expects that Western will have sufficient working capital to fund its anticipated corporate expenses and exploration and evaluation costs for at least the next 12 months. The Company will have to raise significant additional capital in order to build any of its projects.

The financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is substantially dependent on its ability to raise funds necessary to acquire assets, perform exploration and development activities, and conduct its corporate affairs primarily through the issuance of its common shares. There is a risk that in the future the Company may not be able to raise the capital required to fund operations.

Operating activities

The significant components of operating activities are discussed in the Results of Operations section above.

Financing activities

During the three months ended December 31, 2011, the Company completed a plan of arrangement that resulted in Western, among other things, transferring $2 million to Copper North and $2.5 million to NorthIsle.

For the year ended December 31, 2011 Western received $2.7 million from the exercise of stock options compared to $695,000 received for the year ended December 31, 2010. The amount of stock options exercised during the year ended December 31, 2011 increased compared to 2010 because employees exercised a large number of stock options that were set to expire in May 2011.

There were no proceeds from warrant exercises during the year ended December 31, 2011. For the year ended December 31, 2010 the Company received $2.5 million from the exercise of warrants relating to the July 2009 financing.

During the three months ended December 31, 2010 the Company raised gross proceeds of $23 million by issuing 9,395,500 units at $2.45. Each unit consisted of one common share and one-half warrant. Each full warrant is exercisable for a period of two years at an exercise price of $3.45 per common share.

Investing activities

Investing activities include both mineral property expenditures and purchases and redemptions of short-term investments. During the three months ended December 31, 2011, the Company redeemed $6.8 million from short-term investments to pay for operating expenses and exploration and evaluation expenditures. For the year ended December 31, 2011, Western has redeemed $13.9 million from short-term investments for the same purpose.

The Company expended $2.3 million on mineral property expenditures during the fourth quarter of 2011. This compares with $1.5 million during the same period in 2010. Year-to-date in 2011, Western has spent $9.1 million on exploration and evaluation expenditures as compared to $12.5 million over the same period in 2010. The majority of the costs in both years relate to work on the Casino project. In 2010, Western completed an intensive exploration program at Casino. Work in 2011 concentrated on obtaining information for inclusion in the feasibility study expected to be completed near the end of 2012.

A summary of activities relating to the Casino project is available under the Property Overview section at the beginning of this report.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

CONTRACTUAL OBLIGATIONS

The Company leases office space in Vancouver, British Columbia. The future minimum lease payments by calendar year are approximately as follows:

Year	$

2012	242,000
2013	247,000
2014	259,000
2015	271,000
2016	113,000
Thereafter	-
TOTAL	1,132,000

Western has no debt and does not pay dividends.

The Company has no off-balance sheet arrangements, no capital lease agreements and no long term obligations other than those described above or in the description of mineral properties contained in the consolidated financial statements.

Neither the Company nor any of its subsidiaries has any externally imposed capital requirements.

RELATED PARTY TRANSACTIONS

The Company had related party transactions with Ravenwolf Resource Group Ltd. (“Ravenwolf”), a private company owned equally by Western, NorthIsle, and Copper North. Ravenwolf provides administration, accounting and other office services to its owners on a cost-recovery basis. The related party transactions incurred during the year were in the normal course of operations.

Amounts charged by Ravenwolf were categorized as follows:

For the year ended December 31,	2011	2010
	$	$

Office and administration	172,005	-
Shareholder communication	19,457	-
Exploration and evaluation assets	59,462	-
	250,924	-

Other assets of the Company include amounts receivable of $130,400 from Ravenwolf for advances made by Western to fund Ravenwolf’s working capital. This amount is non-interest bearing, unsecured and payable on demand.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

The Company’s related parties also include its directors and officers. The remuneration of directors and officers during the period was as follows:

For the year ended December 31,	2011	2010
	$	$

Salaries and director fees	896,259	1,027,497
Share-based payments	1,238,971	425,902
	2,135,230	1,453,399

Share-based payments represent the fair value of stock options previously granted to directors and officers that was recognized during the periods presented above.

SIGNIFICANT ACCOUNTING ESTIMATES

Use of estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates. Significant accounts that require estimates as the basis for determining the stated amounts include exploration and evaluation assets, share-based payments, the fair value of assets distributed pursuant to the plan of arrangement, allocation of financing proceeds, and income and mining taxes. Differences may be material.

Exploration and evaluation asset

The carrying amount of the Company’s exploration and evaluation asset represents costs net of write-downs to date and does not necessarily reflect present or future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral properties.

The Company’s asset are reviewed for indication of impairment at each balance sheet date. If indication of impairment exists, the asset’s recoverable amount is estimated.

The estimated cash flows used to assess recoverability of the Company’s exploration and evaluation asset carrying value are developed using management’s projections for long-term average copper, gold and molybdenum prices, recoverable reserves, operating costs, capital expenditures, reclamation costs, and applicable foreign currency exchange rates. Management makes estimates relating to current and future market conditions. There are inherent uncertainties related to these factors and management’s judgment when using them to assess mineral property recoverability.

The Company believes that the estimates applied in the impairment assessment are reasonable; however such estimates are subject to significant uncertainties and judgments. Although management has made its best estimate of these factors based on current conditions, it is possible that the underlying assumptions can change significantly and impairment charges may be required in future periods. Such charges could be material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

Environmental rehabilitation

Minimum standards for site reclamation have been established by various governmental agencies that affect certain operations of the Company. The determination of reclamation costs requires assumptions with respect to future expected costs and legislation in effect at that time. Changes in these assumptions could have a material effect on the amount required to be recognized as an environmental rehabiliation provision.

Share-based payments

The fair value of share-based payments and warrant issuances is calculated using the Black-Scholes option pricing model. Option pricing models require the input of highly subjective assumptions including the expected price volatility of the Company’s shares and the expected life of the option. Changes in the subjective input assumptions can materially affect the fair value estimate.

RECENT ACCOUNTING PRONOUNCEMENTS

Unless otherwise stated, the following revised standards and amendments are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will adopt them earlier than the effective dates.

IFRS 9 - Financial instruments: Classification and Measurement is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39 - Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through the statement of loss. This standard is effective for years beginning on or after January 1, 2015.

IFRS 10 – Consolidated Financial Statements builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11 – Joint Arrangements requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionally consolidate or equity account for interest in joint ventures. IFRS 11 supersedes IAS 31 – Interest in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-monetary Contributions by Venturers.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

IFRS 12 – Disclosure of Interests in Other Entities establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangement, associates, and unconsolidated structured entities. The standard carries forward existing disclosures and also introduces significant additional disclosure that address the nature or, and risks associated with, an entity’s interests in other entities.

IFRS 13 – Fair Value Measurement is a comprehensive standard for fair value measurement and disclosure for use across all IFRS. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and does not always reflect a clear measurement basis or consistent disclosures.

There have been amendments to existing standards, including IAS 27 – Separate Financial Statements (“IAS 27”), and IAS 28 – Investments in Associates and Joint Ventures (“IAS 28”). IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to 13.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

Effective January 1, 2011 Canadian publicy listed entities were required to prepare their financial statements in accordance with IFRS. Due to the requirement to present comparative financial information, the effective transition date is January 1, 2010.

Western has compared its accounting policies under Canadian Generally Accepted Accounting Principles (“GAAP”) to IFRS and has identified differences between the two standards. The Company has also analyzed its historical transactions to determine adjustments required to its financial statements as a result of the transition to IFRS.

The adjustments recorded upon the transition to IFRS had significant impacts on the financial statements, but had no effect on the Company’s cash balance, its cash flow or its operations. The explanation and quantitative impact of each reconciling item are set out in note 16 to the December 31, 2011 audited consolidated financial statements. The most significant transitional adjustment related to deferred income tax liability.

Under IFRS, deferred taxes cannot be recognized for the acquisition of assets that do not constitute a business combination. There is no similar prohibition under Canadian GAAP. Under Canadian GAAP, all of the Company’s deferred income tax liability balance as at January 1, 2010 related to Western’s purchase of the Casino, Island Copper, and Redstone properties through the Company’s acquisition of Lumina Resources Corp. in 2006. As a result of implementing IFRS, the Company eliminated the deferred income tax liability recorded on the acquisition, including any adjustments to the deferred income tax liability balance since it was first recorded. Accordingly, Western also reduced the carrying value of its exploration and evaluation assets by $11.9 million. Although the transitional adjustment significantly decreased the carrying value of the Company’s exploration and evaluation assets, it did not affect the fair value of the underlying mineral properties.

The transition to IFRS has not had, nor is it expected to have, a significant impact on the Company’s information technology and data systems, internal control over financial reporting, or disclosure controls and procedures. Employees who have accounting responsibilities have received IFRS specific training.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information relating to the Company is made known to management, particularly during the period in which the annual filings are being prepared and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2011. As a result of the material weakness identified during the assessment of internal control over financial reporting, as described below, management has also concluded that its disclosure controls and procedures were not effective as at December 31, 2011.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for designing, establishing, and maintaining a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in Canada.

The Company designed its system of internal control based on the Internal Control-Integrated Framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Chief Executive Officer and the Chief Financial Officer assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2011.

Based on that assessment, management concluded that, as at December 31, 2011, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness. A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process. The Chief Financial Officer is responsible for preparing, authorizing, and reviewing information that is key to the preparation of financial reports. He is also responsible for preparing and reviewing the resulting financial reports. This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed that taking into account the present stage of Western’s development, the Company does not have sufficient size and scale to warrant the hiring of additional staff to correct the weakness at this time.

There has been no significant change in internal control over financial reporting or in disclosure controls and procedures from October 1 to December 31, 2011 that has materially affected, or is reasonably likely to affect, the Company’s its internal control over financial reporting or its disclosure controls and procedures.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company has exposure to credit, liquidity, currency, interest rate and market risks from the use of financial instruments. Financial instruments consist of cash and cash equivalents, short-term investments, other receivables, reclamation bonds, and accounts payable and accrued liabilities.

Market risk

The Company does not generate cash from its operating activities. Its principal source of funds is the issuance of common shares. It uses the capital raised from the issuance of its common shares to explore and develop its mineral properties with the goal of increasing the price of the Company’s common shares. Western’s common shares are publicly traded. As such, the price of its common shares is susceptible to factors beyond management’s control including, but not limited to, fluctuations in commodity prices and foreign exchange rates and changes in the general market outlook. Should Western require funds during a time when the price of its common shares is depressed, the Company may be required to accept significant dilution to maintain enough liquidity to continue operations or may be unable to raise sufficient capital to meet its obligations.

Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due. The Company uses cash forecasts to ensure as far as possible that there is sufficient cash on hand to meet short-term business requirements. Cash is invested in highly liquid investments which are available to discharge obligations when they come due. The Company does not maintain a line of credit.

Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments. These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested. To limit its credit risk, the Company uses a restrictive investment policy. It deposits cash and cash equivalents in Canadian chartered banks and purchases short-term investments that are guaranteed by Canadian governments or by Canadian chartered banks.

Currency risk

Currency risk is the risk that the Company will lose significant purchasing power to operate its business as a result of changes in currency rates. The Company raises funds in Canadian dollars. The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents and short-term investments in Canadian dollars. The Company did not have a material amount of financial instruments denominated in foreign currencies as at December 31, 2011 or December 31, 2010.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its short-term investments to the extent that the institutions that hold or issue those instruments cannot pay the interest earned on them by Western. Potential losses in interest income are not material.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in Western’s operations in future periods. Statements that are not historical fact are forward-looking statements as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and forward looking information as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators. Certain forward looking information should also be considered future-oriented financial information ("FOFI") as that term is defined in NI 51-102. The purpose of disclosing FOFI is to provide a general overview of management’s expectations regarding the anticipated results of operations and capital expenditures. Forward-looking statements and information (referred to herein together as "forward-looking statements") are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Property Overview” and elsewhere in Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; mineral reserve and resource estimates; capital expenditures; feasibility study results, exploration results at the Company’s property; budgets; work programs; timelines; strategic plans; market price of precious and base metals; or other statements that are not statement of fact. The material factors or assumptions used to develop forward-looking statements include prevailing and projected market prices and foreign exchange rates, exploitation and exploration estimates and results, continued availability of capital and financing, and general economic, market or business conditions and as more specifically disclosed throughout this document. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of Western and its subsidiaries may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

Western’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from Western ’s expectations include uncertainties involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and First Nations in the exploration and development of the property and the issuance of required permits; the need to obtain additional financing to develop the property and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed in Western’s Annual Information Form, Western’s annual report on Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

WESTERN COPPER AND GOLD CORPORATION	MANAGEMENT’S DISCUSSION AND ANALYSIS
(Formerly Western Copper Corporation)	For the year ended December 31, 2011
(Expressed in Canadian dollars, unless otherwise indicated)

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this management discussion and analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the CIM) Standards on Mineral Resources and Mineral Reserves. We advise U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize them. “Inferred mineral resources” in particular have a great amount of uncertainty as to their existence, and great uncertainty as to their feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.